UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

On June 22, 2015, Amaya Inc. (the “Company”) announced the results of the Annual and Special General Meeting (the “Meeting”) of its shareholders held in Montreal, Quebec, Canada on June 22, 2015. At the Meeting, the shareholders voted on the following matters, which were proposed as ordinary resolutions: (i) election of six directors to the board of directors of the Company (the “Board”); (ii) appointment of independent, external auditors of the Company and authorization of the Board to fix their remuneration; (iii) adoption of the Company’s new equity incentive plan and amendment of certain terms of the Company’s stock option plan to limit the number of shares reserved for issuance thereunder to the number of options currently issued and outstanding as of June 22, 2015; and (iv) extension of the expiry date of certain options granted under the Company’s stock option plan. All such resolutions were duly proposed and passed by the requisite majority of votes cast in person or by proxy. The Company filed a report of voting results on SEDAR at www.sedar.com and issued a news release announcing the results of each resolution. A copy of the report of voting results and news release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Also on June 22, 2015, the Company filed an insider trading report with the applicable securities authorities in Canada. A copy of the insider trading report is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: June 22, 2015	By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report of Voting Results of Amaya Inc., filed June 22, 2015

99.2	News Release, dated June 22, 2015

99.3	Insider Trading Report of Amaya Inc., filed June 22, 2015